82-3869

Interim Report 2002

For the six months ended 30th September, 2002


03050352


PROCESSED
MAY 20 2003
THOMSON
FINANCIAL



Yeebo (International Holdings) Limited

(Incorporated in Bermuda with limited liability)

The Board of Directors of Yeebo (International Holdings) Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2002. These results have been reviewed by the Company's audit committee and the auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	
		30.9.2002	30.9.2001
		(Unaudited)	(Unaudited)
	Notes	**HK$'000**	HK$'000
Turnover		**146,770**	137,173
Cost of sales		**(123,950)**	(115,739)
Gross profit		**22,820**	21,434
Other operating income		**3,469**	3,483
Selling and distribution costs		**(4,707)**	(2,879)
Administrative expenses		**(15,161)**	(15,168)
Impairment loss in investments in securities		**(8,125)**	–
Loss on discontinuance of a business	*4*	**–**	(3,021)
(Loss) profit from operations	*5*	**(1,704)**	3,849
Finance costs		**(39)**	(41)
(Loss) profit before taxation		**(1,743)**	3,808
Taxation	*6*	**(282)**	–
Net (loss) profit for the period		**(2,025)**	3,808
(Loss) earnings per share	*8*		
Basic		**(HK0.19 cent)**	HK0.37 cent
Diluted		**(HK0.19 cent)**	HK0.37 cent

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	**30.9.2002 (Unaudited) HK$'000**	31.3.2002 (Audited) HK$'000
Non-current assets			
Property, plant and equipment	*9*	**103,303**	93,310
Investment properties	*10*	**1,250**	1,250
Club membership debentures		**1,959**	1,959
		106,512	96,519
Current assets			
Inventories		**87,297**	73,519
Trade receivables	*11*	**79,955**	59,768
Deposits, prepayments and other receivables		**19,879**	6,384
Bills receivable		**2,363**	903
Investments in securities		**75,164**	-
Bank balances and cash		**73,573**	175,664
		338,231	316,238
Current liabilities			
Trade payables	*12*	**34,899**	16,493
Other payables		**43,563**	27,286
Bills payable		**2,724**	1,711
Tax liabilities		**251**	251
Bank borrowings, unsecured		**2,565**	4,250
		84,002	49,991
Net current assets		**254,229**	266,247
		360,741	362,766
Capital and reserves			
Share capital		**208,713**	208,713
Reserves		**152,028**	154,053
		360,741	362,766

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2002

	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Accumulated (loss) profit HK$'000	Total HK$'000
At 1st April, 2001 (audited)	203,676	147,303	2,125	1,347	(3,204)	351,247
Profit for the period	–	–	–	–	3,808	3,808
At 30th September, 2001 and 1st October, 2001 (unaudited)	203,676	147,303	2,125	1,347	604	355,055
Issue of shares	5,037	–	–	–	–	5,037
Profit for the period	–	–	–	–	2,674	2,674
At 31st March, 2002 and 1st April, 2002 (audited)	208,713	147,303	2,125	1,347	3,278	362,766
Loss for the period	–	–	–	–	(2,025)	(2,025)
At 30th September, 2002 (unaudited)	208,713	147,303	2,125	1,347	1,253	360,741

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended	
	30.9.2002	30.9.2001
	(Unaudited)	(Unaudited)
		Restated
	HK$'000	HK$'000
Net cash (used in) from operating activities	**(5,419)**	15,885
Net cash used in investing activities	**(94,955)**	(10,898)
Net cash used in financing activities	**(1,717)**	(876)
Net (decrease) increase in cash and cash equivalents	**(102,091)**	4,111
Cash and cash equivalents at beginning of the period	**175,664**	167,148
Cash and cash equivalents at end of the period, represented by bank balances and cash	**73,573**	171,259
Analysis of the balances of cash and cash equivalents		
Cash and cash equivalents as previously reported		168,798
Effect of reclassification of trust receipt loans		2,461
Cash and cash equivalents as restated		171,259

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2002, except as described below.

Investments in securities

In the current period, the Group has acquired certain securities and accordingly adopted SSAP No. 24 "Accounting for Investments in Securities". SSAP No. 24 has introduced a new framework for the classification of investments in securities. In adopting SSAP No. 24, the Group has selected the alternative treatment for securities other than held-to-maturity securities. Investments in securities are recognised on a trade-date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the period.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs, which has resulted in the adoption of the following new and revised accounting policies. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity, but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Cash Flow Statements

In the current period, the Group has adopted SSAP No. 15 (Revised) "Cash Flow Statements". Under SSAP No. 15 (Revised), cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under a separate heading, are classified as investing/financing cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short-term loans that are financing in nature. Cash flows of overseas operations have been re-translated at the rates prevailing at the dates of the cash flows rather than the rate of exchange ruling on the balance sheet date. The re-definition of cash and cash equivalents has resulted in a restatement in the comparative amounts shown in the cash flow statement.

3. BUSINESS SEGMENTS

Six months ended 30th September:

	Liquid Crystal Display		Others		Total	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)
Revenue	**137,188**	126,271	**11,872**	11,460	**149,060**	137,731
Contribution to profit from operations	**5,530**	6,866	**1,615**	(3,383)	**7,145**	3,483
Interest income					**1,179**	2,925
Impairment loss in investments in securities					**(8,125)**	-
Unallocated overheads					**(1,903)**	(2,559)
Finance costs					**(39)**	(41)
(Loss) profit before taxation					**(1,743)**	3,808
Taxation					**(282)**	-
Net (loss) profit for the period					**(2,025)**	3,808

4. LOSS ON DISCONTINUANCE OF A BUSINESS

The Group's long-term strategy is to focus its activities in the areas of the sale and manufacture of Liquid Crystal Display. Accordingly, the Group has made provision for loss on discontinuance of a business as follows:

	Six months ended	
	30.9.2002	30.9.2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Provision for bad and doubtful debts	–	1,591
Write down of property, plant and equipment	–	1,430
	–	3,021

The revenue and contribution to results from operation of this business are included in "Others" in the business segment analysis in note 3 above.

Had the loss on discontinuance of a business of HK$3,021,000 for the six months ended 30th September, 2001 been excluded from the calculation of earnings per share, the basic and fully diluted earnings per share for that period would have been HK0.67 cent and HK0.66 cent, respectively.

5. (LOSS) PROFIT FROM OPERATIONS

(Loss) profit from operations has been arrived at after charging (crediting):

	Six months ended	
	30.9.2002	30.9.2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Depreciation	**8,196**	7,613
Interest income	**(1,179)**	(2,925)

6. TAXATION

The tax charge for the six months ended 30th September, 2002 represents income tax on the Group's estimated assessable profit in the People's Republic of China for the period.

No provision for taxation was made for the six months ended 30th September, 2001 as the Group had no estimated assessable profit for that period.

7. DIVIDENDS

The directors do not recommend the payment of an interim dividend for both periods.

8. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share is based on the following data:

	Six months ended	
	30.9.2002	30.9.2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
(Loss) earnings for the purposes of basic and diluted (loss) earnings per share	**(2,025)**	3,808
Weighted average number of ordinary shares for the purposes of basic (loss) earnings per share	**1,043,563,170**	1,018,378,291
Effect of dilutive share options	**–**	11,290,362
Weighted average number of ordinary shares for the purposes of diluted (loss) earnings per share	**1,043,563,170**	1,029,668,653

9. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately HK$18,418,000 (HK$9,978,000 for the six months ended 30th September, 2001) on the additions to property, plant and equipment to expand its operations.

10. INVESTMENT PROPERTIES

At 30th September, 2002, the directors have considered the carrying amounts of the Group's investment properties at revalued amount and have estimated that the carrying amounts do not differ significantly from those which would be determined using fair values at the balance sheet date. Consequently, no revaluation surplus or deficit has been recognised in the current period.

11. TRADE RECEIVABLES

The Group allows a credit period of 30–120 days to its trade customers.

The following is an aged analysis of trade receivables at the reporting date:

	30.9.2002 (Unaudited) HK$'000	31.3.2002 (Audited) HK$'000
Within 30 days	**26,109**	33,553
31 to 60 days	**26,349**	15,563
61 to 90 days	**17,705**	6,157
91 to 120 days	**6,137**	880
Over 120 days	**3,655**	3,615
	79,955	59,768

12. TRADE PAYABLES

The following is an aged analysis of trade payables at the reporting date:

	30.9.2002 (Unaudited) HK$'000	31.3.2002 (Audited) HK$'000
Within 30 days	**13,000**	6,094
31 to 60 days	**11,296**	4,285
61 to 90 days	**6,039**	2,687
91 to 120 days	**2,132**	1,553
Over 120 days	**2,432**	1,874
	34,899	16,493

13. RELATED PARTY TRANSACTIONS

During the six months ended 30th September, 2002, the Group purchased materials of HK$394,000 (HK$394,000 for the six months ended 30th September, 2001) from Cando Corporation, a former substantial shareholder of the Company. The transactions were carried out at terms agreed by both parties.

14. CAPITAL COMMITMENTS

	30.9.2002	31.3.2002
	(Unaudited)	(Audited)
	HK$'000	HK$'000
Capital expenditure in respect of acquisition of plant and machinery contracted for but not provided in the condensed financial statements	**1,744**	632
Capital expenditure in respect of acquisition of property authorised but not contracted for	**178,480**	–

15. POST BALANCE SHEET EVENT

Subsequent to 30th September, 2002, the Group entered into a sale and purchase agreement to acquire a landed property ("the Property") for a consideration of HK$184,000,000. The Property will be leased back to the vendor at a monthly rental of HK$1,200,000 for a term of three years. As at 30th September, 2002, an amount of HK$5,520,000 was paid as an initial deposit upon submission of tender documents in respect of the purchase of the Property and was included in deposits, prepayments and other receivables. The transaction was completed on 30th November, 2002.

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF YEEBO (INTERNATIONAL HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 1 to 10.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th September, 2002.

Hong Kong, 20th December, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

The Group recorded a turnover of HK$146.8 million for the six month period ended 30th September, 2002. Though the operating environment of our business remained difficult, our strong marketing team was able to achieve a 7% increase in turnover over the same period last year. The average selling price of our products dropped by approximately 10% comparing with the previous 12 months. Our overall gross profit ratio, however, could still be maintained at 15% during the period, as a result of the success in controlling the costs of material and production.

The Group in fact recorded an operating profit of HK$6.4 million before "Impairment loss on investment securities". The loss from operations of HK$1.7 million includes impairment loss in securities investment of HK$8.1 million.

Investment Alternatives

As at 31st March, 2002, the Group had available cash of HK$175.7 million. The surplus funds had been deposited with banks on short term basis before the Group identified other investment alternatives with better return.

During the period, the Group invested approximately HK$83.3 million in securities of Hong Kong blue-chips companies. Despite an unexpected loss arose from such investments during the period under review, we believe that they would generate a satisfactory return in the foreseeable future.

The Group completed a transaction on 30th November, 2002 in acquiring a commercial property ("the Property") at purchase price of HK$184 million. The Property was leased back to the vendor at a monthly rent of HK$1.2 million for a term of 3 years. 70% of the purchase price was financed by a mortgage loan from a bank. The balance was funded by internal resources. The Property will provide a stable source of income. It is also anticipated that the rental income generated from the Property will be more than adequate to cover the mortgage payments.

Mandatory Unconditional Cash Offer

Antrix Investment Limited ("Antrix"), a private limited company controlled by Mr. Fang Hung, Kenneth and Mr. Frankie Li, entered into a share purchase agreement with Cando Corporation ("Cando") to acquire 350,000,000 shares in the Company from Cando at HK$0.25 per share for a total consideration of HK$87.5 million on 25th June, 2002. A mandatory unconditional cash offer to other shareholders was made on 17th July, 2002. Antrix acquired 219,600 shares of the Company from shareholders accepting the offer. As a consequence, the shareholding of Antrix, together with the personal shareholdings of Mr. Fang Hung, Kenneth and Mr. Frankie Li, in the Company increased to 70.35%.

With effect from 7th August, 2002, Mr. Harry Ling, Ph.D., Mr. Chen Chin Tung, Daniel and Mr. Wong Kam Wah (as alternate Director to Mr. Harry Ling, Ph.D.) resigned from the Board.

Prospect

Though the amount involved was yet small, we started to sell LCD modules in October 2002. We will continue upgrade our products and improve their quality. More equipment would be purchased to manufacture higher end LCD products.

Employment and remuneration policy

As at 30th September, 2002, the Group employed 6,292 employees, of which 66 are in Hong Kong and 6,226 in the People's Republic of China.

The remuneration package for the Group's employees is structured by reference to market terms and industry's practice. Discretionary bonus and other performance reward are based on the financial performance of the Group and the performance of individual staff. Staff benefit plans maintained by the Group include mandatory and voluntary provident fund scheme, share option scheme and medical insurance.

Liquidity and financial resources

The Group's working capital as at 30th September, 2002 amounted to HK$254.2 million. Deposits, prepayments and other receivables of HK$19.9 million included initial deposit of HK$5.5 million in relation to the acquisition of the Property and other deposits of new equipment.

As at 30th September, 2002, the Group had total assets of HK$444.7 million which were financed by current liabilities of HK$84.0 million and shareholders' equity of HK$360.7 million.

Bank borrowings as at 30th September, 2002 amounted to HK$2.6 million which related to trade finance and were not secured by any assets of the Group. The Group's current ratio as a ratio of current assets to current liabilities, was 4.03 (31st March, 2002: 6.33). The gearing ratio, as a ratio of bank borrowings to networth, was 0.7% (31st March, 2002: 1.2%). Upon completion of the purchase of the Property, bank borrowings increased by HK$128.8 million and the gearing ratio would be increased to 36.4%.

The Group did not have any material exposure to fluctuation in exchange rates.

DIRECTORS' INTERESTS IN SECURITIES

Shares

At 30th September, 2002, the interests of the directors in the securities of the Company as recorded in the register maintained by the Company pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

	Number of shares and nature of interests	
	Personal Interests	Corporate Interests
Mr. Fang Hung, Kenneth	20,130,000	697,692,368 *(Note)*
Mr. Li Kwok Wai, Frankie	16,332,520	697,692,368 *(Note)*

Note:

These shares are held by Antrix Investment Limited, a company controlled by Mr. Fang Hung, Kenneth and Mr. Li Kwok Wai, Frankie.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of directors, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance, discloses no person as having an interest of 10% or more of the issued share capital of the Company as at 30th September, 2002.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company has not compiled with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye Laws.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of securities of the Company or by any of its subsidiaries during the six months ended 30th September, 2002.

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 20th December, 2002

中期報告2002

截至二零零二年九月三十日止六個月



億都（國際控股）有限公司

（於百慕達註冊成立之有限公司）

億都(國際控股)有限公司(「本公司」)董事會公佈本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核綜合業績。該業績已由本公司之審核委員會及核數師審閱。

簡明綜合收益表

	附註	截至二零零二年九月三十日止六個月(未經審核)千港元	截至二零零一年九月三十日止六個月(未經審核)千港元
營業額		**146,770**	137,173
銷售成本		**(123,950)**	(115,739)
毛利		**22,820**	21,434
其他經營收入		**3,469**	3,483
銷售及分銷成本		**(4,707)**	(2,879)
行政支出		**(15,161)**	(15,168)
投資證券減值虧損		**(8,125)**	—
已終止業務之虧損	4	**—**	(3,021)
經營(虧損)溢利	5	**(1,704)**	3,849
融資成本		**(39)**	(41)
除税前(虧損)溢利		**(1,743)**	3,808
税項	6	**(282)**	—
期內(虧損)溢利淨額		**(2,025)**	3,808
每股(虧損)盈利	8		
基本		**(0.19港仙)**	0.37港仙
攤薄		**(0.19港仙)**	0.37港仙

簡明綜合資產負債表

	附註	二零零二年九月三十日（未經審核）千港元	二零零二年三月三十一日（經審核）千港元
非流動資產			
物業、廠房及設備	9	**103,303**	93,310
投資物業	10	**1,250**	1,250
會藉債券		**1,959**	1,959
		106,512	96,519
流動資產			
存貨		**87,297**	73,519
應收貿易款項	11	**79,955**	59,768
按金、預付款項及其他應收款項		**19,879**	6,384
應收票據		**2,363**	903
投資證券		**75,164**	—
銀行結存及現金		**73,573**	175,664
		338,231	316,238
流動負債			
應付貿易款項	12	**34,899**	16,493
其他應付款項		**43,563**	27,286
應付票據		**2,724**	1,711
税項負債		**251**	251
銀行借款，無抵押		**2,565**	4,250
		84,002	49,991
流動資產淨值		**254,229**	266,247
		360,741	362,766
資本及儲備			
股本		**208,713**	208,713
儲備		**152,028**	154,053
		360,741	362,766

簡明綜合股本變動表

截至二零零二年九月三十日止六個月

	股本 千港元	股份溢價 千港元	資本儲備 千港元	資本 贖回儲備 千港元	累積 （虧損）溢利 千港元	合計 千港元
於二零零一年四月一日 （經審核）	203,676	147,303	2,125	1,347	(3,204)	351,247
期內溢利	–	–	–	–	3,808	3,808
於二零零一年九月三十日 及二零零一年十月一日 （未經審核）	203,676	147,303	2,125	1,347	604	355,055
發行股份	5,037	–	–	–	–	5,037
期內溢利	–	–	–	–	2,674	2,674
於二零零二年三月三十一日 及二零零二年四月一日 （經審核）	208,713	147,303	2,125	1,347	3,278	362,766
期內虧損	–	–	–	–	(2,025)	(2,025)
於二零零二年九月三十日 （未經審核）	208,713	147,303	2,125	1,347	1,253	360,741

簡明綜合現金流量表

	截至二零零二年九月三十日止六個月(未經審核) 千港元	截至二零零一年九月三十日止六個月(未經審核) 重列 千港元
經營業務(消耗)所得之現金淨額	**(5,419)**	15,885
投資業務消耗之現金淨額	**(94,955)**	(10,898)
融資業務消耗之現金淨額	**(1,717)**	(876)
現金及現金等值項目之(減少)增加淨額	**(102,091)**	4,111
期初之現金及現金等值項目	**175,664**	167,148
期終之現金及現金等值項目(指銀行結存及現金)	**73,573**	171,259
現金及現金等值項目結餘之分析		
先前所呈報之現金及現金等值項目		168,798
重新分類信託收據貸款之影響		2,461
經重列之現金及現金等值項目		171,259

簡明財務報表附註

1. 編製基準

本簡明財務報表已根據香港聯合交易所有限公司證券上市規則附錄16適用之披露規定及由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

2. 主要會計政策

本簡明財務報表乃根據歷史成本慣例而編製,並已就重估投資物業及投資證券作出修訂。

所採用之會計政策與本集團截至二零零二年三月三十一日止年度之全年財務報表所採用者相符,惟下文所述者除外。

投資證券

期內,本集團購入若干證券並因此採納會計實務準則第24號「投資證券會計」。會計實務準則第24號已引入新架構分類投資證券。採納會計實務準則第24號時,本集團已為持至到期債務證券以外之證券選定新訂處理方法。投資證券乃按交易期基準入賬,並先以成本計算。

持至到期債務證券以外之所有證券均於其後申報日期按公平值計算。

倘證券乃持作買賣用途,則未變現盈虧均計入該期間之溢利或虧損淨額。就其他證券而言,未變現盈虧計入股權,直至該證券出售或出現減值時,累積盈虧會計入該間之溢利或虧損淨額。

期內,本集團首次採納多項全新及經修訂會計實務準則,以致採納下列全新及經修訂會計政策。採納該等會計實務準則引致現金流動表及股權變動表之呈列方式有所轉變,惟並無對本期間或過往之會計期間產生任何重大影響。因此毋須作出前期調整。

現金流動表

於本期間，本集團已採納會計實務準則第15號(經修訂)「現金流量表」。根據會計實務準則第15號(經修訂)，現金流量分為三項 — 營運、投資及融資而非過往所呈列之五項。過往個別呈列之利息及股息乃分類為投資／融資現金流量，而已付利息及股息分類為融資現金流量。因稅項產生之現金流量乃重新分類為經營業務，除非彼等已個別確認產生自投資或融資活動。此外，呈列為現金及現金等值項目之金額已修訂為不包括屬融資性質之短期銀行借貸。海外業務之現金流量已按現金流量之日之匯率重新換算，而非按結算日之匯率換算。因重新界定現金及現金等值項目而重列現金流動表列示之比較數字。

3. 業務分類

截至九月三十日止六個月：

	液晶顯示屏		其他		總計	
	二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)	二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)	二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
收益	**137,188**	126,271	**11,872**	11,460	**149,060**	137,731
業務所佔之溢利	**5,530**	6,866	**1,615**	(3,383)	**7,145**	3,483
利息收入					**1,179**	2,925
證券投資減值虧損					**(8,125)**	–
未分配間接成本					**(1,903)**	(2,559)
融資成本					**(39)**	(41)
除稅前(虧損)溢利					**(1,743)**	3,808
稅項					**(282)**	–
期內(虧損)溢利淨額					**(2,025)**	3,808

4. 已終止業務虧損

本集團之長期政策為將業務集中於銷售及製造液晶顯示屏，故本集團已為已終止業務作出下列撥備：

	截至二零零二年九月三十日止六個月(未經審核)千港元	截至二零零一年九月三十日止六個月(未經審核)千港元
呆壞賬撥備	**–**	1,591
物業、廠房及設備撇銷	**–**	1,430
	–	3,021

此業務之收益及應佔之業績包括上文附註3中「其他」之業務分類分析。

倘截至二零零一年九月三十日止六個月之已終止業務虧損3,021,000港元已在計算每股盈利時扣除，則該期間之基本及全面攤薄盈利將分別為0.67港仙及0.66港仙。

5. 經營(虧損)溢利

經營(虧損)溢利經扣除(計入)下列各項：

	截至二零零二年九月三十日止六個月(未經審核)千港元	截至二零零一年九月三十日止六個月(未經審核)千港元
折舊	**8,196**	7,613
利息收入	**(1,179)**	(2,925)

6. 税項

截至二零零二年九月三十日止六個月之税項支出，代表期內本集團於中華人民共和國之估計應課税溢利之入息税。

由於本集團於截至二零零一年九月三十日止六個月內並無估計應課税溢利，故並無於期內就税項作出撥備。

7. 股息

董事會不建議派發於兩個期間之中期股息。

8. 每股(虧損)盈利

每股基本及攤薄(虧損)盈利乃根據下列數據計算:

	截至二零零二年九月三十日止六個月(未經審核)千港元	截至二零零一年九月三十日止六個月(未經審核)千港元
用以計算每股基本及攤薄(虧損)盈利之(虧損)盈利	**(2,025)**	3,808
用以計算每股基本(虧損)盈利之普通股加權平均數	**1,043,563,170**	1,018,378,291
購股權之攤薄影響	**–**	11,290,362
用以計算每股攤薄(虧損)盈利之普通股加權平均數	**1,043,563,170**	1,029,668,653

9. 添置物業、廠房及設備

期內,本集團耗資約18,418,000港元(截至二零零一年九月三十日止六個月為9,978,000港元)添置物業、廠房及設備以擴展其業務。

10. 投資物業

於二零零二年九月三十日,董事已按重估金額考慮本集團投資物業之賬面值,並估計賬面值與結算日以公平值釐定之賬面值將並無重大差別。因此,於本期間並無確認重估盈餘或虧損。

11. 貿易應收款項

本集團給予其貿易客戶30至120天之信貸期。

於申報日期之貿易應收款項之賬齡分析如下：

	二零零二年 九月三十日 （未經審核） 千港元	二零零二年 三月三十一日 （經審核） 千港元
30天內	**26,109**	33,553
31至60天	**26,349**	15,563
61至90天	**17,705**	6,157
91至120天	**6,137**	880
120天以上	**3,655**	3,615
	79,955	59,768

12. 貿易應付款項

於申報日期之貿易應付款項之賬齡分析如下：

	二零零二年 九月三十日 （未經審核） 千港元	二零零二年 三月三十一日 （經審核） 千港元
30天內	**13,000**	6,094
31至60天	**11,296**	4,285
61至90天	**6,039**	2,687
91至120天	**2,132**	1,553
120天以上	**2,432**	1,874
	34,899	16,493

13. 關連人士交易

截至二零零二年九月三十日止六個月期內，本集團向本公司之前主要股東劍度股份有限公司購入394,000港元之物料（截至二零零一年九月三十日止六個月為394,000港元）。此等交易已按雙方同意之條款進行。

14. 資本承擔

	二零零二年 九月三十日 （未經審核） 千港元	二零零二年 三月三十一日 （經審核） 千港元
已訂約但並無在簡明財務 報表中撥備之有關購買廠房及機器之資本開支	**1,744**	632
已授權但未訂約之有關 購買物業之資本開支	**178,480**	—

15. 結算日後事項

於二零零二年九月三十日後，本集團訂立一項買賣協議，以代價184,000,000港元購買一項地產物業（「該物業」）。賣方將以每月租金1,200,000港元租回該物業，為期三年。於二零零二年九月三十日遞交投標文件時，已就購買物業支付5,520,000港元作為初步按金，並已計入按金、預付款項及其他應收款項內。交易已於二零零二年十一月三十日完成。

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

獨立審閱報告

致億都(國際控股)有限公司董事會
(於百慕達註冊成立之有限公司)

緒言

吾等已根據 貴公司之指示審閱第1至第10頁所載之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定中期財務報告須根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及有關規定編製。編製中期財務報告乃董事之責任,並已由彼等審批。

審閱工作

吾等之審閱工作乃根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之聘任」進行。審閱工作主要包括對集團管理層作出查詢及運用分析性程序對中期報告作出分析,並據此評估所採用之會計政策及列報形式是否一致及貫徹地運用(除非已在中期財務報告內另作披露)。審閱工作並不包括審計程序(如測試內部監控系統及核實資產、負債及交易活動)。由於審閱之工作範圍較審計工作少,因此祇能提供較審計工作為低之確定程度。故吾等不會對中期財務報告作出審計意見。

審閱結論

根據吾等審閱(並不構成審計工作)之結果,吾等並不察覺須對截至二零零二年九月三十日止六個月之中期財務報告作出任何重大修改。

香港,二零零二年十二月二十日

管理層討論及分析

業務回顧

本集團於截至二零零二年九月三十日止六個月錄得營業額146,800,000港元。儘管本集團所從事之業務之經營環境仍然困難，惟本集團之強勁市場推廣隊伍仍取得較去年同期增長7%之營業額。於過去12個月，本集團之產品之平均銷售價下跌約10%。惟鑒於期內成功控制物料及生產成本，本集團之整體毛利率仍維持在15%。

本集團錄得未計「投資證券減損」之經營溢利6,400,000港元。經營虧損1,700,000港元包括投資證券減損8,100,000港元。

其他投資

於二零零二年三月三十一日，本集團之可動用現金為175,700,000港元。盈餘資金在本集團未物色到其他較佳回報之投資前，已存入銀行作為短期存款。

期內，本集團斥資約83,300,000港元投資香港藍籌公司之證券。儘管回顧期內該等投資產生未能預期之虧損，惟本集團相信該等投資將在可見未來帶來理想回報。

本集團於二零零二年十一月三十日以購買價184,000,000港元完成認購一項商業物業(「該物業」)，該物業以月租1,200,000港元回租予賣方，租期為3年。70%之購買價乃以一銀行按揭貸款撥付，餘額以內部資源撥付。該物業將帶來穩定之租金收入來源。本集團亦預期該物業產生之租金收入將足以應付按揭付款。

強制性無條件現金收購建議

方鏗先生及李國偉先生控制之私人公司Antrix Investment Limited(「Antrix」)與劍度股份有限公司(「劍度」)於二零零二年六月二十五日訂立股份認購協議，按每股0.25港元向劍度認購350,000,000股本公司股份，總代價87,500,000港元。Antrix於二零零二年七月十七日向其他股東進行強制性無條件現金收購建議。Antrix向接納收購建議之股東收購219,600股本公司股份。據此，Antrix於本公司之股權，連同方鏗先生及李國偉先生於本公司之個人股權，增加至70.35%。

由二零零二年八月七日起，凌安海博士、陳慶棟先生及黃錦華先生(凌安海博士之替任董事)已辭任董事會。

展望

雖然涉及之款項有限，惟本公司於二零零二年十月開始銷售LCD模組。本公司將繼續提升本公司之產品及品質。本公司亦將購置更多設備以製造更高檔次之LCD產品。

僱員及薪酬政策

於二零零二年九月三十日，本集團僱用6,292名員工，其中66名位於香港，其餘6,226名位於中華人民共和國。

本集團員工之薪酬組合乃參考市場條款及行業慣例而釐訂。此外，酌情花紅及其他個人表現獎賞乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制性及自願性公積金計劃、購股權計劃及醫療保險。

流動現金及財政資源

本集團於二零零二年九月三十日之營運資金為254,200,000港元。按金、預付款項及其他應收款項為19,900,000港元，其中包括有關購置該物業之首筆按金5,500,000港元及購置新設備之其他按金。

於二零零二年九月三十日，本集團之總資產合共444,700,000港元，其資金來源於流動負債84,000,000港元及股東資金360,700,000港元。

於二零零二年九月三十日之銀行借款為2,600,000港元，乃有關貿易融資及並無以本集團之任何資產作為抵押。本公司之流動比率，即流動資產與流動負債之比率為4.03(二零零二年三月三十一日：6.33)，負債比率，即銀行借款與資產淨值之比率為0.7%(二零零二年三月三十一日：1.2%)。於收購該物業完成後，銀行借款增加128,800,000港元，而負債比率將增加至36.4%。

本集團並無面對任何重大匯率波動風險。

董事之證券權益

股份

於二零零二年九月三十日，按本公司根據證券(披露權益)條例(「披露權益條例」)第29條而存置之登記冊所示，本公司各董事所佔本公司證券之權益如下：

	所持普通股數目及權益性質	
	個人權益	公司權益
方　鏗先生	20,130,000	697,692,368 *(附註)*
李國偉先生	16,332,520	697,692,368 *(附註)*

附註：

該等股份由方鏗先生及李國偉先生控制之公司Antrix Investment Limited持有。

主要股東

除上文所披露有關董事之權益外，本公司根據露權益條例第16(1)節所置存之主要股東登記冊所示，概無任何人士知會本公司彼持有本公司於二零零二年九月三十日之已發行股本10%或以上之其他權益。

遵守最佳應用守則

本公司各董事均不知悉任何資料可合理顯示本公司並未遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無指定委任年期而須根據本公司之公司細則於股東週年大會上輪值退任及重選連任除外。

買賣或贖回上市證券

於截至二零零二年九月三十日止六個月，本公司或其任何附屬公司並無買賣或贖回其證券。

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香港，二零零二年十二月二十日